SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Annual General Meeting of Shareholders scheduled for January 13, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Special Meeting of Shareholders scheduled for January 13, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: December 10, 2015

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 13, 2016

NOTICE IS HEREBY GIVEN that on Wednesday, January 13, 2016, at 4:00 p.m. Israel time, the Special Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	To approve certain terms of the termination agreement for the management services agreements between companies controlled by Messrs. Zwi Williger and Joseph Williger and the Company;
2.	To approve an exemption and indemnification letter for Mr. Gregory Gurtovoy for a three-year period commencing July 28, 2015;
3.	To approve exemption and indemnification letters for (i) Mr. Oleksander Avdyeyev, commencing July 28, 2015; and (ii) Mr. Ilan Admon, commencing September 8, 2015;
4.	To approve the grant of a retirement bonus to Mr. Gil Hochboim, former CEO and CFO of the Company;
5.	To approve the terms of office and employment of the Company's interim Chief Executive Officer, Mr. Ilan Admon;
6.	To approve amendments to the Compensation Policy for Company Officers and to extend the policy for a term of three years from approval by this Meeting;
7.	To approve the terms of office and employment of the Company's incoming Chief Executive Officer, Mr. Iram Greiver; and
8.	To approve the terms of service of Mr. Ilan Admon, the incoming Deputy Chairman of the Board of Directors of the Company.

In addition, shareholders may transact such other business as may properly come before the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than January 11, 2016 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than January 11, 2016 at 4:00 p.m. Israel time).

The Company has fixed the close of business on December 7, 2015 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on December 7, 2015 (the “Record Date”) are entitled to vote at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

The complete copy of the proposals to be presented at the Meeting will be available at the Meeting as well as on each day from December 20, 2015 until December 24, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

By order of the Board of Directors

/s/ Gregory Gurtovoy	/s/ Zwi Williger
Gregory Gurtovoy	Zwi Williger
Co-Chairman	Co-Chairman	Dated: Yavne, Israel, December 10, 2015

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 8122216 Israel

PROXY STATEMENT
______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special Meeting (the “Meeting”) of the Company to be held on January 13, 2016 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about December 10, 2015.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”).  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The approval of Proposals 1 and 2 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.
The approval of Proposals 3 and 8 is contingent upon the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The approval of Proposals 4, 5, 6 and 7 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card (i) with respect to Proposals 1 and 2 whether or not you have a personal interest in the approval of the proposal and (ii) with respect to Proposals 4, 5, 6 and 7 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to so indicate on the proxy card, your vote will not be counted with respect to the proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on December 7, 2015 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,107,579 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from December 20, 2015 until December 24, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, 5759-1999 (the "Companies Law"), you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than December 17, 2015. Our Board may respond to your notice not later than December 22, 2015.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 655,379 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of December 5, 2015, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,107,579 Ordinary Shares outstanding as of December 5, 2015.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	8,177,453	62.39%
B.S.D Crown Ltd. (formerly Emblaze Ltd.) (2)	8,815,194	67.25%
All directors and officers as a group (3) (3 persons)	8,815,194	67.25%

(1)	Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.

(2)
Includes (i) 8,177,453 Ordinary Shares owned by Willi Food Investments Ltd. and (ii) 637,741 Ordinary Shares held directly by B.S.D Crown Ltd. The business address of B.S.D Crown Ltd. is 7 Menachem Begin Road, Ramat-Gan, 5268102 Israel.

(3)
Includes the shares held by B.S.D Crown Ltd., which may be deemed to be owned by Mr. Gregory Gurtovoy, a Co-Chairman and an indirect controlling shareholder of the Company. Mr. Gurtovoy disclaims beneficial ownership of such shares extent to the extent of his pecuniary interest therein.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as December 5, 2015, 4,292,385 Ordinary Shares (approximately 32.75% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares.

Audit Committee

The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Under the Israeli Companies Law, the audit committee of a public company must be comprised of at least three directors, including all of the external directors. Mrs. Sigal Grinboim, Mr. Menashe Arnon and Mr. Ilan Cohen qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee. Mrs. Sigal Grinboim and Mr. Menashe Arnon serve as external directors of the Company.

The responsibilities of the Audit Committee under the Companies Law include, among others, assessing the scope of work and compensation of the company’s independent accountant, identifying irregularities in the management of the Company’s business, approving related party transactions as required by law, reviewing the Company's internal controls and examining the scope of work of the external auditor and its compensation.

Compensation Committee

In addition, under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Sigal Grinboim (Chair), Menashe Arnon and Ilan Cohen are members of the Board’s Compensation Committee and qualify to be members of a compensation committee under the Companies Law.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board the Compensation Policy for Company Officers ("Compensation Policy") and to determine whether to approve the terms of office and employment of the Company's officers in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board be independent and the rules relating to independence of Directors approving nominations and executive compensation.

PROPOSAL NO. 1	APPROVAL OF CERTAIN TERMS OF THE TERMINATION AGREEMENT FOR THE MANAGEMENT SERVICES AGREEMENTS BETWEEN COMPANIES CONTROLLED BY MESSRS. ZWI WILLIGER AND JOSEPH WILLIGER AND THE COMPANY

At the Meeting, the shareholders will be asked to approve certain terms in the termination agreement, dated November 12, 2015, between the Company and companies controlled by each of Mr. Zwi Williger, who currently serves as Company's Co-Chairman of the Board, and Mr. Joseph Williger (brother of Mr. Zwi Williger), who currently serves as a director and the Company's President (collectively, the “Williger Management Companies”), with the purpose of terminating of the Management Services Agreements (as defined below) (the "Termination Agreement").

The Termination Agreement will become effective upon shareholder approval of certain of its terms. Pursuant to the Termination Agreement, within 180 days of the execution of the Termination Agreement (i.e., May 11, 2016), each of the Management Services Agreements will terminate. The Termination Agreement is set forth on Appendix A attached to this Proxy Statement.

Background

On June 1, 1998, the Company entered into Management Services Agreements with the Williger Management Companies, pursuant to which Messrs. Joseph and Zwi Williger were to provide management services on behalf of the Williger Management Companies to the Company and to its subsidiary, Gold Frost Ltd. (the “Management Services Agreements”). These agreements were subsequently amended in August 2005, February 2006, March 2008 and August 2011.

The Management Services Agreements, as amended, were for a period of five years commencing on July 20, 2005.  Under the terms of the Management Services Agreements, each of the parties could terminate the agreement at any time, and for any reason, by prior written notice, which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

•	Each Williger Management Company could terminate its agreement at any time, by prior written notice of at least 180 days.

In addition, under the terms of the agreements, if a Williger Management Company terminated its applicable Management Services Agreement, such Williger Management Company was entitled to receive the management fees for a period of six (6) months, beginning after the aforementioned required notice period, whether or not it continued to provide the Company with management services during such six-month period.

Each of the Management Services Agreements provided for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax annual profits, if such profits were equal to or less than NIS 3.0 million, or at a rate of 5% if such profits exceeded such level (the "Annual Bonus").  The Management Services Agreements provided that benefits in general, including the social benefits of Messrs. Joseph or Zwi Williger, and income tax payments, national insurance payments and other payments due to employees in respect of their employment, were to be paid for at the sole expense of the Williger Management Companies. The Management Services Agreements further provided the Williger Management Companies with vehicles for the use of Messrs. Zwi Williger and Joseph Williger, and full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zwi Williger and Joseph Williger while providing management services to the Company.

The Williger Management Companies undertook to indemnify the Company with respect to any claims against the Company relating to employer/employee relations. In addition, each of the Management Services Agreements included confidentiality and non-competition provisions for the duration of the Management Services Period.

On March 13, 2008 the General Meeting of Shareholders, following the unanimous approval of the Audit Committee and the Board dated January 2, 2008, approved the amendment of the Management Services Agreements as follows:

(a)
The monthly service fees according to the Management Services Agreements ceased to be linked to the US Dollar and were to be converted into NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index that was known at January 2008.

(b)
The terms of the Management Services Agreements were extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph Williger, the Company would be entitled to terminate the Management Services Agreement immediately.

(c)
Each of the parties to the Management Services Agreements could terminate the agreement at any time, and for any reason, by prior written notice which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

•	The Williger Management Company could terminate the agreement at any time, by prior written notice of at least 180 days.

(d)
If a Williger Management Company was to terminate the Management Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provided the Company with any management services during such twelve-month period.

(e)
In addition, the Management Services Agreements contained provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger Management Company would not provide management services to the Company. Unused vacation days could be accumulated and paid for in lieu of taking such days as vacation.

On October 6, 2011, the General Meeting of the Shareholders approved the extension of the Management Services Agreements described above, for three years, from September 15, 2011 until September 14, 2014, following an amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company in the event that the Company wishes to terminate the Management Service Agreement.

On August 21, 2014, the General Meeting of the Shareholders approved the extension of the Management Services Agreements described above, for three years, from August 21, 2014 until August 20, 2017.

Termination Agreement Terms

In accordance with the terms of the Termination Agreement, the Management Service Agreements will terminate after a notice period of 180 days following execution of the Termination Agreement (the "Notice Period"). During this Notice Period, but in any event until at least January 15, 2016 (the "Termination Date"), Messrs. Zwi Williger and Joseph Williger will continue to manage the core business of the Company while serving as Co-Presidents of the Company. The Termination Agreement is subject to the approval of certain of its terms by the Company shareholders.  Upon shareholder approval,  Messrs. Zwi Williger and Joseph Williger are to resign as directors and from all other positions with the Company, Willi Food and from any office or position they have or may have had in Willi Food's subsidiaries (including the Company's subsidiaries) (except for the office of Co-Presidents of the Company). The Termination Agreement provides for certain retirement payments (the "Retirement Payments") to each of the Williger Management Companies, including management fees during the Notice Period, an Annual bonus of NIS 2 million (excluding VAT) (approximately USD 513 thousand), a retirement bonus of NIS 1.67 million (excluding VAT) (approximately USD 428 thousand), redemption of 90 vacation days, reimbursements of payments made by Mr. Zwi Williger in connection with a car provided by the Company in the amount of NIS 173 thousand (approximately USD 44 thousand) and a management fee of NIS 1.67 million (excluding VAT) (approximately USD 428 thousand) during the year following the Notice Period.

The provisions of the Termination Agreement include, among others:

•
During the period between execution of the Termination Agreement and the Termination Date, and upon the appointment of any successor, Messrs. Zwi Williger and Joseph Williger will make their best efforts to accommodate a smooth transition to the successor appointed in their stead pursuant to the provisions of the Termination Agreement to manage the core business of the Company, including but not limited to handing over all contact information, agreements and details being required with regard to the Company customers and suppliers, in addition to making their best efforts for the continuation of the relationship with such customers and suppliers;

•
Messrs. Zwi Williger and Joseph Williger are restricted from competing with the Company, either directly or indirectly, for a period of 12 months commencing upon expiration of the Notice Period, subject to exceptions as set out in the Termination Agreement;

•
Subject to the full and timely satisfaction of all of the Company's undertakings and obligations set forth in the Termination Agreement, each of Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies, irrevocably waives, completely releases and forever discharges the Company and its shareholders (includes the Company's controlling shareholders), subsidiaries, affiliates, officers, directors, and others from any and all claims, rights, demands, actions, obligations and causes of action, known or unknown, which they directly or through the Company may now have or may have against such party, including but without limitation also with regard to that certain agreement dated March 2, 2014, by and among B.S.D Drown Ltd., the Williger Management Companies, Y.M. Dekel-Holdings and Investments Ltd., and Mr. Joseph Williger, subject to exceptions as set out in the Termination Agreement (the "Willifood Controlling Stake Purchase Agreement ");

•
Subject to the full and timely satisfaction of all of Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies undertakings and obligations set forth in the Termination Agreement and subject to the restrictions, limitations and consents required under any law, regulation including that of the Israeli Companies Law, the Company irrevocably waives, completely releases and forever discharges Mr. Zwi Williger, Mr. Joseph Williger and the Williger Management Companies from any and all claims, rights, demands, actions, obligations and causes of action, known or unknown, which they may now have or may have against such party, subject to exceptions as set out in the Termination Agreement (the "Waiver"); and

•
The Company shall maintain the effectiveness and validity of its D&O insurance policy in a scope and with coverage at least equal to those existing under the current D&O insurance policy, for a period of at least seven years following the Termination Date, or will purchase run–off insurance coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company, subject to the restrictions and consents required under the law.

The terms of the Termination Agreement that have not previously been approved by the shareholders and that are subject to shareholder approval are as follows (the "Termination Agreement Terms to be Approved by Shareholders"):

•	The payment of a retirement bonus in the amount of NIS 1,670 thousand (excluding VAT) (approximately USD 428 thousand) to each of the Williger Management Companies;

•	The payment of an Annual Bonus (for 2015 and 2016) in the amount of NIS 2,000 thousand (excluding VAT) (approximately USD 513 thousand) to each of the Williger Management Companies;

•	The acceleration of the Retirement Payments to the later of December 31, 2015 or three business days following shareholder approval;

•
The purchase of run–off insurance coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company (as detailed in section 7 of the Termination Agreement); and

•	Obtaining the Waiver.

In addition, on November 12, 2015, Mr. Gregory Gurtovoy, the indirect controlling shareholder and Co-Chairman of the Board of Directors of the Company, signed a personal undertaking in favor of Messrs. Zwi Williger and Joseph Williger and the Williger Management Companies, effective upon shareholders' approval of this proposal No. 1, to guarantee the payment of approximately USD 1.6 million in connection with the exercise of a put option granted to Messrs. Zwi Williger and Joseph Williger and the Williger Management Companies as part of the terms of the Willifood Controlling Stake Purchase Agreement.

The Compensation Committee of the Company and the Board unanimously approved the terms of the Termination Agreement on November 10, 2015 and November 12, 2015, respectively. Mr. Zwi Williger, Mr. Joseph Williger, Mr. Gregory Gurtovoy, Mr. Israel Yosef Schneorson, Mr. Gershon Chanoch Winderboim and Mr. Oleksander Avdyeyev did not participate in either of the meetings.

The decision of the Compensation Committee and the Board to approve the terms of the Termination Agreement was based on the following reasons:

1.	The Termination Agreement provides for an amicable conclusion of years of commitment and rich history between Mr. Zwi Williger and Mr. Joseph Williger and the Company;

2.	The Termination Agreement allows for a gradual and smooth transition of the management of the Company with ample handover, including overlap and training, which will be provided to the new leadership;

3.	The Termination Agreement is in the best interest of the Company, including its shareholders and employees;

4.	The terms of the Termination Agreement are in line with the Company's Compensation Policy;

5.
The Termination Agreement allows for monetary savings for the Company since in any event, in accordance with the Management Services Agreements, the Company would be liable for payments of NIS 16 million (approximately USD 4.1 million) for management services for 2016. In addition, following the end of the term of the Management Services Agreements, the Williger Management Companies would be entitled to the allocated retirement bonuses; and

6.
Mr. Zwi Williger and Mr. Joseph Williger provided services to the Company for many years (21 years). Throughout their period of tenure they made a significant contribution to advancing the Company's business and they are not terminating their engagement with the Company under circumstances justifying the non-payment of severance payment.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the Termination Agreement Terms to be Approved by Shareholders.”

The approval of Proposal 1 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors unanimously recommend that the shareholders vote for proposal No. 1.

PROPOSAL NO. 2	APPROVAL OF EXEMPTION AND INDEMNIFICATION LETTER FOR MR. GREGORY GURTOVOY

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.  In the past, the Audit Committee, the Board and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers. In accordance with the Companies Law, exemption and indemnification letters provided to directors and officers deemed to be controlling shareholders (within the meaning of the Companies Law) must be approved for up to a three-year period by the Compensation Committee, the Board and then by a special majority of the shareholders. Mr. Gregory Gurtovoy is deemed to be a controlling shareholder of the Company under the Companies Law, and as such, the approval of this proposal is subject to the approval by a special majority of the shareholders.

For the avoidance of doubt, the exemption and indemnification letter which is the subject of this proposal is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and the Board believe that approval of the exemption and indemnification letter granted to Mr. Gregory Gurtovoy in his capacity as a Co-Chairman of the Company is in the Company’s best interest and unanimously granted their approval. Mr. Gregory Gurtovoy did not participate in the meetings of the Compensation Committee and the Board that granted such approval.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the exemption and indemnification letter for Mr. Gregory Gurtovoy for a three-year period commencing July 28, 2015.”

The approval of Proposal 2 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

 The Compensation Committee and the Board of Directors unanimously recommend that the shareholders vote for proposal No. 2.

PROPOSAL NO. 3	APPROVAL OF EXEMPTION AND INDEMNIFICATION LETTER FOR DIRECTORS AND OFFICERS

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.  In the past, the Audit Committee, the Board and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers, if such approval was not otherwise required by a special majority of the General Meeting of shareholders.

For the avoidance of doubt, the exemption and indemnification letter, which is the subject of this proposal, is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and the Board believe that it is in the Company’s best interest to approve the above referenced exemption and indemnification letter to Mr. Oleksander Avdyeyev, who was appointed as director of the Company on July 28, 2015 and Mr. Ilan Admon, who was appointed as director of the Company on September 8, 2015. The Compensation Committee and the Board unanimously granted their approval. Mr. Oleksander Avdyeyev and Mr. Ilan Admon did not participate in the meetings of the Compensation Committee and the Board.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the exemption and indemnification letter for (i) Mr. Oleksander Avdyeyev, commencing July 28, 2015; and (ii) Mr. Ilan Admon, commencing September 8, 2015, in accordance with the Company's Compensation Policy."

The approval of Proposal 3 requires the affirmative vote of a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter.

 The Compensation Committee and the Board of Directors unanimously recommend that the shareholders vote for proposal No. 3.

PROPOSAL NO. 4	APPROVAL OF GRANTING A RETIREMENT BONUS TO MR. GIL HOCHBOIM, FORMER CEO AND CFO OF THE COMPANY

Mr. Hochboim served in different positions in the Company between August 2000 and October 2006 and between June 2007 and November 2015, including as CEO since February 2012.

The Company understands the importance of terminating its relationship with Mr. Hochboim in a manner of mutual respect which reflects the contribution of Mr. Hochboim to the Company over the years. At the Meeting, the shareholders will be asked to approve granting Mr. Hochboim a sum equal to three months' salary ("Retirement Bonus"), in accordance with the Compensation Policy.

On November 24, 2015 the Compensation Committee of the Company, unanimously approved granting the Retirement Bonus to Mr. Hochboim and on November 26, 2015 the Board approved (with one director voting against) granting the Retirement Bonus to Mr. Hochboim.

To the extent that Gil will initiate any legal proceedings (either personally or through someone acting on his behalf) against the Company and/or related company and/or Company officer and/or anyone acting on their behalf, relating to any matter connected to Gil's employment, including any matters related to the terms of Gil's employment, the manner that it was terminated, its termination, except for any counter-claim connected to these matters, Gil will be obligated to return the total sum of the above paid Retirement Bonus to him, including linkage adjustments and interest as required by law.

The decision of the Compensation Committee and the Board to approve the grant of the Retirement Bonus was based on the following reasons:

1.
Granting the Retirement Bonus to Mr. Hochboim is reasonable given the circumstances, while considering, among other things, the different positions he held in the Company and his great contribution to the Company;

2.
Following termination of his position, Mr. Hochboim will continue to work with the Company in connection with all of the different legal matters to which the Company and related companies are party as a result of his familiarity and involvement with the different issues related to such legal proceedings;

3.
The members of the Compensation Committee have reviewed the terms of retirement of Mr. Hochboim in accordance with the guidelines of the Compensation Policy and retirement terms of CEOs in similar public companies and have found them to be reasonable.

Following approval by the Company's Compensation Committee and the Board, it is proposed to approve the grant of the Retirement Bonus to Mr. Hochboim, in accordance with the terms of the Compensation Policy.

It is proposed that the following resolution be adopted:

"RESOLVED, to approve the grant of the Retirement Bonus to Mr. Hochboim in accordance with the terms of the Compensation Policy."

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote for proposal No. 4.

PROPOSAL NO. 5	APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF MR. ILAN ADMON AS THE INTERIM CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Companies Law requires that the terms of office and employment of the Company’s Chief Executive Officer ("CEO") be approved by the Company’s Compensation Committee, the Board and then by a special majority of the shareholders of the Company. The terms of office and employment must also be in accordance with the Company's Compensation Policy.

On November 12, 2015, the Board resolved to appoint Mr. Ilan Admon as the interim CEO until December 15, 2015. On December 3, 2015 the Compensation Committee of the Company of the Company, unanimously approved the following terms of office and employment of Mr. Admon as the interim CEO and on December 6, 2015 the Board  (with two directors voting against) approved the terms of office and employment of Mr. Admon as the interim CEO. At the Meeting, the shareholders will be asked to approve the terms of office and employment of Mr. Admon as the interim CEO, in accordance with the Compensation Policy, which are as follows:

•
Service fees of NIS 65,000 (excluding VAT) (approximately USD 16,667) that would be paid to a company controlled by Mr. Ilan Admon (the “Admon Management Company”) against the submission to the Company of a detailed and duly issued invoice;

•
The Company will reimburse Admon Management Company for direct and reasonable out-of-pocket expenses incurred by it in the performance of Mr. Admon services; provided, however, that any such expenses in excess of NIS 5,000 (approximately USD 1,300) shall require the prior written approval of the Company.

Below is a summary of Mr. Admon's background and qualifications:

Ilan Admon, age 65, has served as the Chairman of the board of directors of Nachshonit Ltd., a water and attraction park in Kibbutz Nachsonim, Israel since April 2012. Mr. Admon also serves as a member of the board of directors of Levinstein Properties Ltd., a construction and real estate company traded on the TASE, Termokir Industries Ltd., a manufacturer of grouts, adhesives, and plasters, and Plastnir Ltd., a manufacturer of flexible plastic packaging. From 2004 to 2007, Mr. Admon was General Manager of Hafestus Ltd., a developer and manufacturer of top sealing machines for packaging products, from 2002 to 2004, he served as Chairman and G.M. of Serafon Ltd. and Zach Ltd., chemicals and paint manufacturers, from 1999 to 2002, he served as a senior vice-president at Pelephone Communications Ltd., a cellular communication provider, and from 1994 to 1999 as CEO of Elite Foods Ltd., a company in the food manufacturing industry. Mr. Admon earned an MBA from the Hebrew University of Jerusalem.

The decision of the Compensation Committee and the Board to approve the terms of office and employment of Mr. Admon as the interim CEO was based on the following reasons:

1.
The Terms of Office and Employment of Mr. Admon as the interim CEO of the Company are fair and reasonable, among other things, with regard to the scope of the Company’s operations and the complexity of the role and reflect his level of education, abilities, and professional experience, in the field of operations of the Company.

2.
The gross proposed remuneration package is not greater than the total base compensation package that will be paid to the incoming CEO and is less than the total monthly cost of the incoming CEO's employment, and reflects the principles and guidelines set forth in the Updated Compensation Policy of the Company, subject to its approval as detailed in item 6 below.

3.
The proposed remuneration terms of Mr. Admon are acceptable market rates for CEO's filling similar roles in companies comparable to the Company. It is particularly important to consider that the appointment of Mr. Admon as interim CEO for a period of 30 days until the commencement of the role of the new CEO, allows for a smooth transition while preserving the Company’s operations during this period of transition.

Following the approval by the Company's Compensation Committee and the Board, it is proposed to approve the terms of office and employment of Mr. Admon with respect to Mr. Admon's service as the interim CEO of the Company.

It is proposed that the following resolution be adopted:

"RESOLVED, to approve the terms of office and employment of Mr. Admon as the interim Chief Executive Officer of the Company."

The approval of Proposal 5 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote for proposal No. 5.

PROPOSAL NO. 6	APPROVAL OF THE CHANGES TO THE COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS

On November 28, 2013 the General Meeting of Shareholders approved the Compensation Policy for a term of three years. A convenience English translation of the Compensation Policy may be found in Exhibit B to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891313002995/zk1313793.htm

At the Meeting, the shareholders will be asked to adopt changes to the Compensation Policy which will become effective upon shareholder approval. The changes are proposed to be made to the Compensation Policy in order to allow the Company to compensate directors other than external and independent directors for annual salaries and meeting participation fees and to allow for the same compensation principles currently applicable to the Company's Chairman and President to apply to the new CEO (see proposal no. 7) and the deputy Chairman (see proposal no. 8). The proposed changes to the Compensation Policy are set forth on Appendix B attached to this Proxy Statement (the "Updated Compensation Policy").

The decision of the Compensation Committee and the Board to adopt changes to the Compensation Policy was based on the following reasons:

1.
The existing Compensation Policy is based, among other things, on the previous management structure of the Company, under which Messrs. Zwi Williger and Joseph Williger, the founders of the Company, managed as Chairman and President, the core business of the Company and the activities of Mr. Gil Hochboim.

2.
On November 2015 the Williger Management Companies, Messrs. Zwi Williger and Joseph Williger signed the Termination Agreement, which is subject to the approval of the General Meeting of the Company by way of special majority, pursuant to which their Management Services Agreements will reach the end of their term no later than May 2016, and they are expected to leave the management of the Company no later than this period.

3.
Together with the termination of the Management Services Agreements, as said, there is a need to appoint a CEO. The new CEO will fulfill the roles of both Messrs. Zwi Williger and Joseph Williger, and of Mr. Gil Hochboim (as CEO) and will effectively run the core operations of the Company, a role that until now was fulfilled by the roles of President and Chairman. As a corollary of such, the role of the new CEO of the Company, including his authorities and areas of responsibility, will be much greater than that of the previous CEO in the said circumstances.

4.
In light of the above, a new CEO was appointed (in place of Mr. Gil Hochboim as CEO), who will, in effect, be performing the tasks of both Messrs. Zwi Williger and Joseph Williger, and that of Mr. Gil Hochboim. Additionally, the following officers were appointed over the Company: CFO and interim CEO.

5.
Additionally, in light of these changes, there is a need to appoint an officer, who understands,  among other things, the food industry and is able to assist both the Company CEO and Company chairman. Therefore the Company appointed an Active Deputy Chairman

6.
In light of the changes that occurred in the management structure of the Company at the time of the approval of the Compensation Policy in November 2013, the Compensation Committee and the Board  has resolved that it is necessary to reflect said changes to match management's needs in the Compensation Policy, such that the terms of employment of the Company's CEO, interim CEO and Deputy Chairman will be similar to those of the Chairman and President.

7.
Similarly, in light of the changes in the Board, the members of the Compensation Committee and the Board believe that when considering the state of the Company, the complexity of its operations and scope of its business, and the responsibility of the Company directors, it is necessary to effect changes in the Compensation Policy, particularly with regards to director compensation, in such a way that the directors (excluding external directors and independent directors), will also be entitled to compensation that is appropriate and reasonable in the circumstances, as is acceptable in public companies.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the changes to the Compensation Policy and to extend the policy for a term of three years from approval by this Meeting.”

The approval of Proposal 6 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board to approve the Updated Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

The Compensation Committee and the Board of Directors recommend that the shareholders vote for proposal No. 6.

PROPOSAL NO. 7	APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF MR. IRAM GREIVER, THE INCOMING CHIEF EXECUTIVE OFFICER OF THE COMPANY

On November 12, 2015, the Board appointed Mr. Iram Greiver as CEO effective December 15, 2015. On December 3, 2015, the Compensation Committee of the Company, unanimously approved the following terms of office and employment of Mr. Greiver followed by the Board (with the objection of one director and abstention of one director) approved the terms of office and employment of Mr. Greiver on December 6, 2015, subject to shareholder approval of the Updated Compensation Policy. At the Meeting, the shareholders will be asked to approve the following terms of office and employment of Mr. Greiver, which will be effective for a period of 36 months commencing December 15, 2015 (collectively the "Terms of Office and Employment of Mr. Greiver"):

Salary - Gross monthly salary of NIS 65,000 (approximately USD 16,667) ("Monthly Payment") linked to the Israeli Consumer Price Index;

Managers’ Insurance Policy - the monthly payments to be made by the Company towards Mr. Greiver's pension and compensation funds will be an aggregate of 15.33% of the sum of the Monthly Payment (approximately NIS 10,000, or USD 2,555);

Study Fund ("Keren Hishtalmut") - the monthly payment to be made by the Company towards Mr. Greiver's study fund will total 7.5% of the of the sum of the Monthly Payment (approximately NIS 4,875 or USD 1,250);

Vehicle - The Company will provide Mr. Greiver with a vehicle, the value of which does not exceed the amount of NIS 240,000 (approximately USD 61,500). The Company will cover all the operating expenses of the Company car (excluding fines) including grossing up the related tax, known as “Shovi Rechev";

Vacation Days - 24 vacation days per year, during which days Mr. Greiver will not provide services to the Company;

Convalescence and Illness – in accordance with applicable law; and

Reimbursement of Expenses - Mr. Greiver will be entitled to reimbursement of reasonable expenses against the provision of receipts, incurred while performing his duties such as food and lodging, (except for cell phone expenses which will be paid by the Company) – in amounts not in excess of NIS 50,000 (approximately USD 12,800) per annum, provided that these expenses are approved by the Company's Audit Committee or someone authorized by the Company's Audit Committee to do so;

The maximum total monthly amount received by Mr. Greiver, including all Related Benefits (such as Managers' Insurance Policy, Study Fund, Vehicle expenses and Vehicle tax gross up, and Vacation Days) and excluding Profit Related Bonuses and Discretionary Bonuses (as detailed below), will not exceed NIS 140,000 (approximately USD 35,900) for a full time position.

Profit Related Bonus – Mr. Greiver will be entitled to receive an annual measurable bonus derived from the "Profit Target" (i.e., - annual operating profit target before bonuses, operating finance expenses and payments to the Williger Management Companies in connection with their Management Services Agreements or Termination Agreement, that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee).  The annual measurable bonus will not exceed an amount equal to 12 Monthly Payments.

The Profit Related Bonus mechanism:

▪	In the event that the Company achieves the Profit Target, Mr. Greiver will be entitled to receive a bonus in an amount equal to 3% of the Profit Target.

▪
In the event that the actual profits of the Company are greater than the Profit Target, Mr. Greiver will be entitled to an additional bonus of 1% of the difference between the actual profit and the Profit Target.

▪
Mr. Greiver will not be paid a Profit Related Bonus in the event that the actual profit of the Company for the relevant year is lower than NIS 10 million (approximately USD 2.6 million). Notwithstanding the above,  for the fiscal year 2016, Mr. Greiver will not be paid a Profit Related Bonus if the actual profit of the Company is lower than NIS 5 million (approximately USD 1.3 million).

Discretionary Bonus:

▪
Mr. Greiver may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and the Board, taking into consideration his performance during the relevant year. The criteria to be used to determine Mr. Greiver's eligibility for the Discretionary Bonus will be as set forth in the Updated Compensation Policy, subject to its approval as detailed in item 6 above.

▪	The Discretionary Bonus will not exceed an amount equal to six Monthly Payments.

Other bonus related terms - In event that Mr. Greiver works less than one full calendar year, he will be entitled to a proportionate annual bonus according to his period of employment. The Update Compensation Policy of the Company, subject to its approval as detailed in item 6 above, will apply to Mr. Greiver.

Share-based compensation  – In the event the Company will decide on the allocation of options exercisable into ordinary shares or any other type of share-based payment, the Company, at its sole discretion, may grant Mr. Greiver Company securities as determined by the Company's organs and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period and Retirement Term -

1.
Each of the Company and Mr. Greiver may terminate Mr. Greiver's employment at any time, and for any reason, by prior written notice of 60 days delivered to the other party (the "Notice Period"). During the Notice Period Mr. Greiver shall fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Greiver's duties to such person(s) as shall be designated by the Board, unless the Board decide to conclude his service before the end of the Notice Period.

2.
Provided the Company did not terminate the Mr. Griever's employment in circumstances specified in the agreement, and to the fulfillment of Mr. Griever's duties (unless the Board decides to terminate his service before the end of the Notice Period), upon termination of Mr. Greiver's employment, Mr. Greiver will be entitled to a retirement grant in an amount equal to four Monthly Payments (including all Related Benefits as specified above).

3.
The Company may terminate Mr. Greiver's employment immediately, without any advance notice or being obliged to pay any sum as would have been payable to Mr. Greiver in respect of the Notice Period (including retirement grant), if termination is for ‘Cause’.

Mr. Greiver may, subject to the provision of one month's notice, change the nature of his engagement with the Company from employer-employee to independent contractor, provided that (1) the total monthly amount resulting from such a status change will not be greater than NIS 140,000 (approximately USD 35,900), excluding Bonuses and Share-based compensation; (2) the Company's Compensation Committee and the Board approve such engagement.

Mr. Greiver also committed to confidentiality that shall survive termination or expiration of his services; non-circumvention provisions for the duration of his services and for a period of 24 months following termination of or expiration of his services; and to non-competition for the duration of his services and for a period of twelve months following termination or expiration of his services.

   Mr. Greiver will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company and he will be entitled to an exemption and indemnification letter, which is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:
http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

Below is a summary of Mr. Greiver's background and qualifications:

Iram Greiver, age 49, has served since April 2015 as Manager of Business Development for Ness TSG, a company specializing in integration of command-and-control solutions for a wide-range of military and civilian defense, telecommunication and homeland security applications. From December 2013 to March 2015, Mr. Greiver served as Vice President of Supply Chain Management and Operations for the Company. From September 2011 to November 2013, Mr. Greiver served as CEO of Poliva Ltd., a manufacturer and distributor of raw materials for the baking and pastry industry and the oil industry. Prior to this position, Mr. Greiver served as an organization and security consultant, and from 1989 to 2008 held senior positions with the Israel Security Agency. Mr. Greiver received a BA in economics and logistics from Bar-Ilan University in Ramat Gan, Israel, and an MBA from the College of Management Academic Studies in Rishon LeZion, Israel.

The decision of the Compensation Committee and Board to approve the terms of office and employment of Mr. Greiver was based on the following reasons:

1.
The Terms of Office and Employment of Mr. Greiver, are fair and reasonable, among other things, with regard to the scope of the Company’s operations and the complexity of the role and reflect his level of education, abilities, professional experience, and familiarity with the Company and its parent company as a result of his previous role as VP of Logistics in the Company, held from December 2013 until February 2015.

2.	The Terms of Office and Employment of Mr. Greiver are on acceptable market terms for Chief Executive Officers of companies comparable to the Company.

3.
Although the Terms of Office and Employment of Mr. Greiver are relatively higher than the terms of office and employment of the former CEO of the Company (not only is the new CEO replacing the former CEO, but also is also assuming the primary responsibilities of the President and Chairman), they are proper and reasonable and are not greater than the terms of the Chairman and President of the Company – that of the Williger brothers who managed the core business operations of the Company, and that, subject to shareholder approval of the Termination Agreement Terms to be Approved by Shareholders, Messrs. Zwi Williger and Joseph Williger are expected to leave the management of the Company in the near future and Mr. Greiver will be handling various tasks previously performed by Messrs. Zwi Williger and Joseph Williger in their capacity as President and Chairman of the Company; accordingly, it should be compared to those standards.

4.
Since Mr. Greiver will fulfill the roles of Messrs. Zwi Williger and Joseph Williger and that of the CEO, in effect, Mr. Greiver will perform the roles of three people (after the termination of their roles in the Company). Mr. Greiver will begin his position prior to the end of the service of Messrs. Zwi Williger and Joseph Williger with the Company, which will allow for seamless management while preserving the stability of the Company during this time of transition in the Company.

5.	The Terms of Office and Employment of Mr. Greiver are consistent with the terms of the Updated Compensation Policy, subject to its approval as described in proposal 6 above.

Following approval by the Company's Compensation Committee and the Board and subject to the approval of the Updated Compensation Policy by the shareholders as described in proposal 6, it is proposed to approve the Terms of Office and Employment of Mr. Greiver with respect to Mr. Greiver's service as CEO of the Company.

It is proposed that the following resolution be adopted:

"RESOLVED, subject to shareholder approval of the Updated Compensation Policy as described in proposal 6, to approve the Terms of Office and Employment of Mr. Greiver, the incoming Chief Executive Officer of the Company."

The approval of Proposal 7 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board to approve the Terms of Office and Employment of Mr. Greiver despite the objection of the shareholders, provided that the Compensation Committee and the Board approve of the Terms of Office and Employment of Mr. Greiver, following additional discussions and supported by detailed arguments, including consideration of, inter alia, the opposition of the general assembly. In the event the General Meeting of the Shareholders does not approve of the Terms of Office and Employment of Mr. Greiver, the Company has committed to act in accordance with the provisions above.

The Compensation Committee and the Board of Directors recommend that the shareholders vote for proposal No. 7.

PROPOSAL NO. 8	APPROVAL OF THE TERMS OF SERVICE OF MR. ILAN ADMON, THE INCOMING ACTIVE DEPUTY CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

On December 6, 2015, the Board appointed Mr. Ilan Admon as an Active Deputy Chairman of the Board of Directors of the Company, working on a 33% time basis, effective December 16, 2015. On December 3, 2015 the Compensation Committee of the Company, unanimously approved the following terms of service of Mr. Admon, and on December 6, 2015 the Board (with two directors voting against) approved the terms of service of Mr. Admon, subject to the shareholder approval of the Updated Compensation Policy. At the Meeting, the shareholders will be asked to approve the terms of service of Mr. Admon, for a period of 12 months commencing December 16, 2015 and automatically renewed for a maximum of 2 successive 12 month periods, which are as follows (collectively the "Terms of Service of Mr. Admon"):

Scope of Services - The serviced would be provided to the Company by Mr. Admon through Admon Management Company on a 33% time basis;

Management Fee - Monthly management fee equal to NIS 26,000 (excluding VAT) (approximately USD 6,667) ("Monthly Service Fees") that will be linked to the Israeli Consumer Price Index;

Expenses - Admon Management Company would be entitled to reimbursement of reasonable expenses incurred while performing its duties, such as food, lodging and cell phone expenses – in amounts not in excess of NIS 20,000 (approximately USD 5,100) per annum, provided that these expenses are approved by the Company's Audit Committee or someone approved by the Company's Audit Committee;

Profit Related Bonus - Admon Management Company would be entitled to receive an annual profit related bonus  derived from the "Profit Target" (i.e., - an annual operating profit target before bonuses, operating finance expenses and payments to the Williger Management Companies in connection with their Management Services Agreements or Termination Agreement, that will be determined at the commencement of each year and will be approved by the Company’s Compensation Committee) that will not exceed an amount equal to 12 Monthly Service Fees.

The Profit Related Bonus mechanism:

▪	In the event that the Company achieves the Profit Target, Admon Management Company would be entitled to receive a bonus in an amount equal to 1% of the Profit Target.

▪
In the event that the actual profits of the Company are greater than the Profit Target, Admon Management Company would be entitled to an additional bonus of 0.33% of the difference between the actual profit and the Profit Target.

▪
Admon Management Company would not be paid a Profit Related Bonus in the event that the actual profit of the Company for the relevant year is lower than NIS 10 million (approximately USD 2.6 million). Notwithstanding the above, for the fiscal year 2016, Admon Management Company would not be paid a Profit Related Bonus if the actual profit of the Company is lower than NIS 5 million (approximately USD 1.3 million).

In event that Admon Management Company has provided its services less than one full calendar year, it would be entitled to a proportionate Profit Related Bonus according to its period of services.

Discretionary Bonus:

o
Admon Management Company may also be entitled to an additional annual bonus to be determined by the Company’s Compensation Committee and the Board, taking into consideration the Employee’s performance during the relevant year. The criteria to be used to determine Admon Management Company's eligibility for the Discretionary Bonus will be as set forth in the Updated Compensation Policy.

o	The Discretionary Bonus will not exceed an amount equal to six Monthly Service Fees.

Other bonus related terms - Sections 9.1.14 - 9.1.17 (inclusive) of the Update Compensation Policy of the Company, subject to its approval as detailed in item 6 above, will apply to Mr. Admon.

Share-based compensation - in case the Company will decide on the allocation of options exercisable into ordinary shares or any other type of share-based payment, the Company, at its sole discretion, may grant Company's securities, or options to purchase such number, to Admon Management Company as determined by the Company's organs, and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period -

o
Each of the Company and Admon Management Company may terminate Admon Management Company's serviced at any time, and for any reason, by prior written notice of 90 days delivered to the other party (the "Notice Period"). During the Notice Period, Admon Management Company shall fulfill its duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Admon Management Company duties to such person(s) as shall be designated by the Board, unless the Board decide to conclude his service before the end of the Notice Period.

o
The Company may terminate Admon Management Company's services immediately, without any advance notice or being obliged to pay any sum as would have been payable to Admon Management Company in respect of the Notice Period, if termination is for ‘Cause’.

Mr. Admon and Admon Management Company also committed to confidentiality that shall survive termination or expiration of his services, to a non-circumvention undertaking for a period of  four years from the date of termination; to non-competition for the duration of his services and for a period of twelve months following termination or expiration of his services, and to indemnify the Company with respect to (i) claims or demands by any governmental agency or other body with respect to the payment of any taxes or other amounts imposed on (or due and unpaid as a result of) amounts paid to Mr. Admon or to the Admon Management Company; or (ii) determination of competent authority, including a judicial body, that Mr. Admon and/or Admon Management Company and/or any one acting on its behalf is or was an employee of the Company.

The decision of the Compensation Committee and the Board to approved the Terms of Service of Mr. Admon was based on the following reasons:

1.
The Terms of Service of Mr. Admon, in the position of Active Deputy Chairman of the Board of Directors of the Company, reflect his level of education, abilities, and professional experience, in the field of operations of the Company, and are on acceptable market terms for similar positions in comparable companies, and the scope of work is consistent with the terms of employment of the incoming CEO as well as the Updated Compensation Policy, subject to the approval of the General Meeting, as detailed in Item 6 above

2.	The Terms of Service of Mr. Admon are fair and reasonable considering the scope of operations of the Company, the scope of work of Mr. Admon and the complexity of his role.

Further, at the time Mr. Admon begins the positions of Interim CEO and Active Deputy Chairman, as the case may be, Mr. Admon will not be entitled to directors remuneration and participation fees, as set by the Company’s Updated Compensation Policy, subject to its approval as detailed in item 6 above. Following the approval by the Company's Compensation Committee and the Board and subject to the approval of the Updated Compensation Policy by the shareholders as described in proposal 6, it is proposed to approve the Terms of Service of Mr. Admon with respect to Mr. Admon's service as an Active Deputy Chairman of the Board of Directors of the Company.

It is proposed that the following resolution be adopted:

"RESOLVED, subject to shareholders approval of the Updated Compensation Policy as described in proposal 6, to approve the Terms of Service of Mr. Admon, the incoming Active Deputy Chairman of the Board of Directors of the Company."

The approval of Proposal 8 requires the affirmative vote of a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board to approve the Terms of Service of Mr. Admon despite the objection of the shareholders, provided that the Compensation Committee and the Board approve of the Terms of Service of Mr. Admon, following additional discussions and supported by detailed arguments, including consideration of, inter alia, the opposition of the general assembly.

The Compensation Committee and the Board of Directors recommend that the shareholders vote for proposal No. 8.

INFORMATION ABOUT THE COMPANY

The complete copy of the proposal to be presented at the Meeting shall be available for public inspection each day between December 20, 2015 until December 24, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

OTHER  MATTERS

The Board of Directors knows of no other matters to come before the Meeting other than the matter referred to in the Notice of Meeting of Shareholders. However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: December 10, 2015

By Order of the Board of Directors
Gregory Gurtovoy, Co-Chairman of the Board of Directors
Zwi Williger, Co-Chairman of the Board of Directors

Appendix A

Agreement
Entered into and signed in Tel Aviv, Israel on November 12, 2015

Between:	G. Willi-Food International Ltd.
	(the “Company”)

And between	1.	Zvi V. & Co. Company Ltd.
		(the "Zvi Company")
	2.	Yossi Willi Management and Investments Ltd.
		(the "Yossi Company")
	(Zvi Company and Yossi Company shall hereinafter be referred to jointly and severally as: the “Williger Companies”)

WHEREAS
The parties have resolved to terminate the provision of management services to the Company pursuant to the Management Services Agreements between the Company, Goldfrost Ltd. and each of the Williger Companies dated March 16, 2008 (as amended on October 23, 2011 and on August 26, 2014) (the "Management Agreements");

WHEREAS	the parties agreed on the terms of termination of the Management Agreements as set forth in this Agreement.

Therefore, the Parties have agreed, stipulated and represented as follows:

1.	Approvals

This Agreement will come into effect after, and only after, the receipt of all of the following cumulative approvals and consents (collectively "Approvals"):

1.1	The Compensation Committee and the Board of Directors of the Company have approved the SGM Matters (defined below);

1.2	The Board of Directors of Willi-Food Investments Ltd. approved to vote "for" the SGM Matters;

; and

1.3	The shareholders approved (collectively, the "SGM Matters") in the SGM the following issues (the "SGM Approval"):

1.3.1	The payment of a retirement bonus in the amount of NIS 1,670,000 to `

1.3.2	The payment of a performance bonus (for 2015 and 2016) in the amount of NIS 2,000,000 to each of Williger Companies; and

1.3.3	The acceleration of the payment detailed in Sections 3 below to the Release Date (as defined in section 3 below).

1.3.4	The purchase of a Run–Off coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company (as detailed in section 7 below).

1.3.5	The Company's Waver (as detailed in section 8.2 below).

In the event that above Approvals are not received by January 15th, 2016 then this Agreement shall become null and void for all intents and purposes. It is hereby clarified that entering into this agreement and the fact its not approved will not adversely affect any of the rights and/or obligations and/or the interpretation of any of provisions of any of the agreements that exist between the parties thereto.

2.	Termination

Pursuant to Section 4.2.2 of the Management Agreements, the Management Agreements will terminate 180 days following the date of executing this agreement (the "Notice Period") namely on May 11, 2016.

3.	Retirement Payments:

The Retirement Payments includes the following cumulative payments for each of the Williger Companies:

3.1	Management fees during the Notice Period.

3.2	Retirement bonus in the amount of NIS 1,670,000.

3.3	Management fee in the amount of NIS 1,670,000 for the adaptation year following the Notice Period ("Adaption Year").

3.4	Performance bonus for 2015-2016 in the amount of NIS 2,000,000.

3.5	Redemption of 90 vacation days.

3.6	Reimbursement of payments made by Mr. Zwi Williger in connection with the car provided by the Company in the amount of NIS h173,000 (this amount shall be included in Zwi Williger's Retirement Amount).

All the amounts set forth in Sections 3.1-3.6 are net of VAT, which VAT shall be added to all amounts set forth herein if and where applicable.

Upon the execution of this Agreement by all parties, and not later than three (3) business days after the date hereof, the Company shall transfer the Retirement Payments (+ VAT) to SF&Co (Trusts) Ltd. (the "Escrow Agent") and will be held in escrow pursuant to an Escrow Agreement to be executed between the Parties and the Escrow Agent. Subject to the SGM Approval, the Escrow Agent will release the Retirement Payments to each of the Williger Companies within three (3) business days following the latest of SGM Approval or 31th December 2015 (the "Release Date"). In case SGM Approval are not achieved by January 15th 2016, than the Escrow Agent should immediately return to the Company all amounts deposited with it and held by virtue of such deposit.

4.	Resignation

Upon the SGM Approval, and not later than three (3) business days after the SGM Approval date (the "Resignation Date"):

4.1
Mr. Zwi Williger will be appointed as Co-President of the Company to serve along with Mr. Joseph Williger. For the avoidance of doubt, it is hereby agreed that In respect of such appointment Mr. Zwi Williger and Mr. Joseph Williger shall not be entitled to any compensation or salary beyond the amounts set forth in this Agreement and the options granted to each of Mr. Zwi Williger and Mr. Yossi Williger pursuant to the resolution approved by the general Meeting of the Shareholders on November 28, 2013.

4.2
Mr. Zwi Williger and Mr. Joseph Williger will each resign from office as Co-Chairman and director, respectively, of the Company as well as from their office as Directors of the Company, Willi-Food Investments Ltd. and from any office or position they have or may have had in the Group (except for the office of Co-Presidents of the Company). Upon the execution of this Agreement by all parties, and not later than three (3) business days after the date hereof, Mr. Zwi Williger and Mr. Joseph Williger shall deposit undated resignation letters with Yad Am Trustees (2011) Ltd. (the "Second Escrow Agent") that will be held in escrow pursuant to an Escrow Agreement to be executed between the Parties and the Second Escrow Agent. The Second Escrow Agent will fill in the date of the Resignation letter and will transfer it to the Company within three (3) business days of the SGM Approval. In case SGM Approval is not achieved by January 15th 2016, than the Second Escrow Agent should immediately return to Mr. Zwi Williger and Mr. Yossi Williger the resignation letters deposited with it and held by virtue of such deposit.

5.	Continued Provision of Services after the Resignation Date

5.1	As of the Resignation Date and until the earlier of:

         (i)  the end of the Notice Period; or
                (ii)  a change in the core business of the Company (the “Core Business”), but in any event not earlier than January 15, 2016 (each, a "Termination Date"), Mr. Zwi Williger and Mr. Joseph Williger shall continue to provide services to the Company as Co-Presidents of the Company in connection with the Core Business. The period of time between the date hereof and the Termination Date, shall be referred to herein as the "Interim Period".

5.2
During the Interim Period, the Co-Presidents shall continue to manage the Core Business in the normal course of business as it is conducted today and shall remain to have all existing management obligations and authority with respect thereto including, similar signature rights to those existing on the date hereof with respect to the Company's Core Business, including by recruiting and dismissing employees in the Core Business. Notwithstanding the foregoing, the appointment of any officer and/or CEO and/or successor (all after consultation with Mr. Zwi Williger and Mr. Joseph Williger) and/or adding an authorized signatories during the Interim Period, will not constitute a breach of Agreement. It is hereby clarified that there is no obligation at all from the company to receive any consent from Mr. Zwi Williger and/or Mr. Joseph Williger to any such appointment.

5.3
During the Interim Period, and upon the appointment of any successor as aforesaid, the Co-Presidents will make their best efforts to accommodate smooth transition to the successor appointed in their stead pursuant to the provisions of this Agreement to manage the Core Business including but not limited to handing over all contact information, agreements and details being required with regard to the Company Customers and Suppliers, in addition to making their best efforts for the continuation of the relationship with such customers and suppliers. It is hereby clarified that there is no obligation at all  from Mr. Zwi Williger and/or Mr. Joseph Williger that such relationships will continue.

5.4
Pursuant to the provisions of Section 4.3 of the Management Agreements, all payments due to the Williger Companies pursuant to the Management Agreements with respect to use of car and reimbursement of expenses and payments in connection with the car provided by the Company to both Zvi Williger and Joseph Williger and/or the Williger Companies  for the period ending 12 months following the expiration of the Notice Period, shall continue to apply and shall be paid in accordance with the Management Agreements. It is hereby clarified that at the end of the 12 month period following the expiration of the Notice Period, Zvi Williger and Joseph Williger and/or the Williger Companies shall have the right to purchase the cars from the Company and pay its market price or alternatively return the cars to the Company.

6.	Non-Compete

Notwithstanding anything to the contrary in the Management Agreements, the non-compete undertaking stated in the Management Agreements and in the first paragraph of Section 11.11 of the Purchase Agreement (defined below) will come into effect as of the date of execution of this Agreement and will expire 12 months following the expiration of the Notice Period, except for a situation whereby either of Mr. Zwi Williger or Mr. Joseph Williger or any entity controlled by them, directly or indirectly, will assume ownership of the Core Business, be a partner in such venture or be employed by a vehicle owning such venture, in which case the non-compete will end as soon as such event has taken place. For the avoidance of any doubt, it is hereby agreed that the payments terms being undertaken to be made as described above, will not affect the period of non-competition as described above.

7.	D&O Liability Insurance; Indemnification Undertaking

The Company shall maintain the effectiveness and validity of its D&O Liability Insurance in a scope and with coverage that are at least equal to those existing under the current D&O Liability Insurance policy, for a period of at least 7 years following the Termination Date or will purchase a Run–Off coverage with respect to the liability of Mr. Zwi Williger and Mr. Joseph Williger as directors and officers of the Company, all subject to the restrictions and consents required under the law. The Company acknowledges that its indemnification undertaking as evidenced by the indemnification letters granted to each of Mr. Zwi Williger and Mr. Joseph Williger as well as the exemption from liability approved by the shareholders shall survive the termination of the Management Agreements and shall remain in full force and effect, subject to its terms and conditions and the restrictions and consents required under the law, all of which have been granted prior to date hereof.

8.	Waiver

8.1
Subject to the full and timely satisfaction of all of the Company's undertakings and obligations set forth herein and in accordance with the terms hereof, each of Mr. Zwi Williger, Mr. Joseph Williger, Zvi Company and Yossi Company, hereby irrevocably waives, completely releases and forever discharges the Company and its shareholders (includes the controlling shareholders), subsidiaries, affiliates, officers, directors, agent, advisors, lawyers, employees, successors and assigns whether previous, existing or future (collectively, the "Affiliates") from any and all claims, rights, demands, actions, obligations and causes of action whatsoever (collectively "Claims"), known or unknown, which they directly or through the Company may now have or may have against such party including but without limitation also with regard to the Purchase Agreement as such term is defined hereunder. Notwithstanding anything to the contrary, such waiver and release expressly exclude the indemnification rights that Mr. Zwi Williger and/or Mr. Joseph Williger and/or the Williger Companies may have against the Company arising from a claim or cause of action against Mr. Zwi Williger and/or Mr. Joseph Williger and/or the Williger Companies in their capacity as a former director or officer or service providers of the Company.

8.2
Subject to the full and timely satisfaction of all of Mr. Zwi Williger, Mr. Joseph Williger, Zvi Company and Yossi Company undertakings and obligations set forth herein and subject to the restrictions, limitations and consents required under any law, regulation including that of the Israeli Companies Law (including that of Part 6, chapter 3 of the Companies Law)  and Securities Act,(the -"Restrictions") the Company hereby irrevocably waives, completely releases and forever discharges Mr. Zwi Williger, Mr. Joseph Williger, Zvi Company and Yossi Company from any and all claims, rights, demands, actions, obligations and causes of action whatsoever (collectively "Claims"), known or unknown, which the Company directly or through Willi-Food Investments Ltd. and/or any of their subsidiaries, may now have or may have against such party. Notwithstanding anything to the contrary, and without derogating from the provisions of Section 7, such waiver and release expressly exclude any actions that may be brought against the Company for the period when Mr. Zwi Williger and Mr. Joseph Williger served as its directors and/or officers and the Company shall not initiate any such actions (except those included in the Restriction or derivative claims).

8.3
It is hereby acknowledged by the parties that the terms of the above waiver are already contained in section 7 above and the Restrictions shall not in any way be regarded as breach of this agreement by the Company and shall not limit or derogate from the provisions of Section 7 in any manner whatsoever.

9.	Entire Agreement

The provisions of this Agreement, constitute the entire understanding and agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect the subject matter hereof, including without limitations the provisions of that certain agreement dated March 2, 2014 by and among B.S.D Crown Ltd. (formerly Emblaze Ltd.), Zvi Company, Yossi Company  Y.M. Dekel- Holdings and Investments Ltd. and Mr. Joseph Williger (the "Purchase Agreement").

10.	Governing Law & Jurisdiction

This Agreement is governed by the laws of the State of Israel.

11.	Valid Execution

The persons executing this Agreement on behalf of the parties have been duly and validly authorized to do so and this Agreement is a valid and binding obligation of these parties.

12.	Amendment

This Agreement may only be amended or varied in writing signed by all of the parties.

13.	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all such counterparts together shall constitute but one and the same instrument.

14.	Dispute Resolution

Any dispute with respect to the validity, interpretation, execution and performance of this Agreement and any other matter related thereto shall be exclusively referred to arbitration by an arbitrator that will be appointed by mutual consent of Advs. Sarit Molcho and Menahem Gurman. In case Advs. Molcho and Gurman do not reach a mutually agreed decision with respect to the identity of the arbitrator within 30 days from application of either party for such appointment, such arbitrator will be appointed by the Head of the Israeli Bar Association based on a request of each of the Parties. The arbitrator will hold the proceedings based on the Israeli substantive law but will be exempted from the procedural and evidence rules thereof. The arbitrator will give its judgement within 6 months from the initial request and such judgement will be reasoned. The arbitrator will be allowed to grant urgency measures. Unless resolved otherwise by the arbitrator the Company shall bear 50% of the arbitrator's fees and the Williger Companies shall bear 50% of the arbitrator's fees.

In witness whereof the parties have signed:

Zvi V. & Co. Company Ltd.	G. Willi-Food International Ltd.

Yossi Willi Management and Investments Ltd.

Joseph Williger

Zwi Williger

 [convenience translation]

G. Willi-Food International Ltd.
(hereinafter: “the Company”)

Updated Compensation Policy for Company Officers
(hereinafter: “the policy” and/or “the compensation policy”)

1.            The Objective of the Document

The objective of this document is to define and describe the Company’s officer compensation policy as required in Amendment 20 to the Companies Law – 1999 (hereinafter: “Amendment 20” and “the Companies Law”, respectively).

It is emphasized that this policy does not grant rights to the Company’s officer, and the adoption of this compensation policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the compensation policy. The compensation components that the officer will be entitled to receive will be only those that are specifically approved for the officer by the Company’s authorized bodies, subject to the provisions of any applicable law.

If an officer should receive compensation that is less than the compensation provided in this policy, it will not be considered a deviation or exception from this policy, and the officer’s terms of employment as aforesaid shall not require the approval of the general shareholders’ meeting that is required for approving terms of service and employment that deviate from the compensation policy.

The compensation policy will apply to compensation approved as of the date of adoption of the policy by the Company’s general shareholders’ meeting. The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.            Background

According to the requirements of Amendment 20, on November 28, 2013, the Company’s Board of Directors appointed a Compensation committee, whose members are the Company’s two external directors and an independent director whose terms of service are identical to those of the Company’s external directors. The compensation committee is headed by an external director.

3.            The Objective of the Compensation Policy

The purpose of the proposed compensation policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

3.1
Creating a reasonable and appropriate set of incentives for the Company’s officers while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.

3.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who will be able to contribute to the Company and maximize its profits in the long term.

3.3
Putting an emphasis on performance based compensation, and tying the officers to the Company and its performance, by matching the officers’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and according to their position.

3.4	Creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between the fixed compensation and the variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

4.            Parameters for Examining the Compensation Policy

Presented hereunder are the general parameters that will be considered when examining the compensation terms of the Company’s officers:

4.1	The officer’s education, skills, expertise, professional experience and achievements.

4.2	The officer’s position and level of responsibility and previous employment agreements that were signed between the Company and the officer.

4.3	The officer’s contribution to the Company’s performance, profits and stability.

4.4	The level of responsibility borne by the officer due to his position in the Company.

4.5	The need of the Company to retain the officer in view of the officer’s special skills, knowledge and/or expertise.

5.            Ratio between the Officers’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s officers, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s officers and the average and median cost of employment of the Company’s employees (including contract workers) while taking into consideration the nature of the officer’s position, his seniority, his level of responsibility and the number of the Company’s employees. In the course of preparing the compensation policy described hereunder, the compensation committee and Board of Directors examined the ratio between the service terms of officers that derive from the adoption of this policy and the average and median cost of employment of the Company’s employees. The compensation committee and Board of Directors decided that these ratios are reasonable and will not have a negative effect on work relations in the Company. Presented hereunder are the aforesaid ratios (according to the compensation ceilings) (*):

Position	According to the average employment cost of the Company’s other employees(*)	According to the median employment cost of the Company’s other employees (*)
Chairman of the Board/President, Deputy Chairman of the Board and CEO	57	60
~~CEO~~	~~18~~	~~19~~
Deputy CEO and CFO	12	13
Other officers who are not directors	10	10

(*) The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy, and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

6.             The Compensation Terms – General

6.1
The compensation terms proposed to an officer of the Company will be determined with reference to the existing compensation terms of other Company officers and the compensation terms that are accepted in the market and industry for officers in similar positions.

6.2
The Company will be permitted to grant the officers (all or part) a compensation plan that includes a salary, commissions (for officers filling a relevant position), a cash award (bonus) and/or share-based payment.

6.3
Furthermore, the Company will provide arrangements for the termination of work relations, according to that accepted in the industry and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.

6.4
The employment period of the officers shall not exceed 3 years or will be unlimited with the Company being permitted to terminate it without cause by providing an advance notice as detailed in Paragraph 8.1.

6.5	The compensation policy does not derogate from the provisions of agreements or compensation that were approved before adoption of this compensation policy.

7.             The Compensation Terms – Fixed Component

7.1	General

7.1.1
The base salary constitutes fixed compensation the purpose of which is to compensate the officer for the time and resources he invests in performing his position in the Company and for performing the ongoing duties required by his job.

The base salary of the officer will be determined in the negotiation regarding his employment with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, while taking into consideration the existing salary terms of other Company officers, and it can be determined also with reference to accepted salary terms in the market and industry for officers holding similar positions in comparable companies.

In this document “management fees” or “salary cost” mean the Company’s cost of employment, including related benefits as mentioned in Paragraph 7.3 and excluding accounting provisions in respect of past commitments.

7.2           The Company’s Chairman of the Board,   ~~and~~  President, Deputy Chairman of the Board and CEO

7.2.1
The monthly salary cost/monthly management fees of the Company’s Chairman of the Board, ~~and~~ President, Deputy Chairman of the Boardand CEO (including related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 140 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect. Changes in the salary terms of these officers will be made according to the provisions and approvals required by law.

Changes in the salary terms of these officers will be made according to the provisions and approvals required by law.

~~The Company’s CEO (hereinafter: “the CEO”)~~

~~7.2.2~~
~~The monthly salary cost/monthly management fees of the CEO (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 80  thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.~~

The Deputy CEO and CFO

7.2.3
The  monthly  salary  cost/monthly  management  fees  of  the  Deputy  CEO and  CFO (including a 13th  salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 70 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

Other officers who are not directors (“the other officers”)

7.2.4
The monthly salary cost/monthly management fees of the other officers (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 60 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

7.3	Related benefits

The officers will be entitled to social benefits as provided under law. In addition, the officer’s salary package can include additional benefits, such as a car (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in the law, health insurance, etc. These benefits will be as accepted in the Company on the date of approving the compensation policy, and may be examined from time to time and be adjusted by the compensation committee.

7.4
In addition to the related benefits, the officers will be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a cell phone and food and lodging), at an annual amount that does not exceed NIS 60 thousand for the Company’s Chairman of the Board,  ~~and~~ President, Deputy Chairman of the Board, and for the Company's CEO  (each), and NIS 12 thousand for each of the other officers and the Deputy CEO.

8.             The Compensation Terms – Advance Notice and Retirement Terms

8.1	Advance notice

8.1.1
The advance notice period for termination of employment will be determined on an individual basis with each officer, with reference to the parameters detailed in Paragraph 4 above and to the advance notice periods prescribed in employment agreements of the other Company officers and the advance notice periods accepted in the market and industry for officers holding similar positions.

8.1.2
With regard to Company officers who on the date of approving the compensation policy have personal employment agreements that refer to the advance notice period, there will be no change in this period as provided in their employment agreements. In any event, the advance notice period of each officer is limited to the following ceilings:

Position	Ceiling in terms of time
Company Chairman of the Board	Up to 6 months in case of resignation/up to 18 months in case of dismissal
Company President
Deputy Chairman of the Board and Company CEO	Up to 4 months
Other officers	Up to 4 months

8.1.3
The Company, with the approval of the Compensation committee, will be permitted to demand from the officer to continue his service during the advance notice period or to conclude his service before the end of the advance notice period. It is clarified that the employee will be entitled to the full amount of the payment due to him in respect of the advance notice period.

8.1.4
The officers will be entitled to the payment of related benefits in the advance notice period.  It  is  clarified  that  other  than  the  Company’s  Chairman  of  the  Board, ~~and~~ President, Deputy Chairman of the Board and CEO, an officer that did not actually work in the advance notice period will not be entitled to the payment of bonuses for that period.

8.2	Retirement grants

8.2.1	The Company’s Board of Directors will be permitted to approve retirement grants as indicated hereunder.

8.2.2	The entitlement to a retirement grant, in terms of the officer’s monthly salaries, shall not exceed the limits presented in the table below:

Position	Employment period less than 5 years	Employment period more than 5 years
Company Chairman of the Board
100% of the annual management fees/ monthly salaries1 0Fmentioned in Paragraph 7.2.1 above.

In addition, the  Company Chairman of the Board~~theseofficers~~  and Company President  will be entitled to bonuses in respect of the Company’s results of operations for one year after the retirement date. ~~It is clarified that the right toa retirement grant and bonuses as aforesaid applies in the case of resignation only.~~

Company President
Deputy Chairman of the Board
Company CEO
~~Company CEO~~	~~Up to 2~~ 9 ~~monthly salaries~~	~~3 monthly salaries~~
Other officers	2 monthly salaries21F	3 monthly salaries

8.2.3	The retirement grants will be discussed by the compensation committee that will provide its recommendation to the Board of Directors, and will comply with all the following conditions:

▪	The officer was employed by the Company for at least two years.

▪	Throughout his period of employment the officer has made a significant contribution to advancing the Company’s business.

▪	The officer is not leaving the Company’s employ under circumstances justifying the non-payment of severance pay.

▪	The Company’s President and CEO (or Chairman of the Board or Deputy Chairman of the Board in the event of the CEO retiring) recommended the payment of a retirement grant.

▪	The Company’s President and CEO (or Chairman of the Board or Deputy Chairman of the Board in the event of the CEO retiring) recommended the payment of a retirement grant.

9.             The Compensation Terms – Variable Component

9.1	Cash bonus (hereinafter: “bonus”)

9.1.1	The Company is permitted to grant a bonus to the officers as part of their compensation package.

9.1.2
The entitlement to a bonus will be determined according to measureable quantitative criteria (hereinafter: “the measureable bonus”) and qualitative criteria (hereinafter: “the discretionary component”).

9.1.3	An officer who has worked less than one full calendar year will be entitled to a proportionate annual bonus according to his period of employment, insofar as he is entitled to a bonus.

Measurable bonus for the Company’s Chairman of the Board,   ~~and~~ President Deputy Chairman of the Board and CEO

1 “Monthly salary” as relating to Deputy Chairman of the Board and CEO, who is an employee of the Company, is the gross base salary in addition to accompanying terms as defined in Section 7.3 above, and as relating to Deputy Chairman of the Board or CEO who provides services to the Company for management fees – 100% of the monthly amount paid to that officer against an invoice, as applicable, provided that the monthly compensation/ monthly management fees to the CEO will not be greater than that stated in Section 7.2.2 above.
2 “Monthly salary to the Deputy CEO, CFO and other officers” with regards to other officers working in the Company whose gross base salary without any gross ups, grants, social and/or related benefits or any other grant/payment, and with regard to Company officers who provide services in exchange for a management fee – 70% of the monthly amount paid to such an officer against an invoice, as may be applicable.

9.1.4	The Company’s Chairman of the Board and President will be entitled to a bonus deriving from the consolidated profit rate before tax and before bonuses (hereinafter: “the determining profit”).

The annual bonus of these officers shall be 3% of the determining profit, and 5% of the determining profit if the profit is higher than NIS 3 million.

9.1.5	The annual measureable bonus ceiling shall not exceed 200% of the annual management fees of these officers.

Measurable bonus for the Deputy Chairman of the Board and CEO

9.1.6	The Deputy Chairman of the Boardand CEO’s measurable bonus shall not exceed ~~8~~ 12management fees/ monthly salaries of each of the ofiicers.

9.1.7	The bonus mechanism:

▪
An operating profit target before bonuses, ~~and~~ operating financing expenses  and payments to the Chairman of the Board and President) will be determined at the beginning of each year (hereinafter: “the profit target”). The profit target will be determined at the beginning of each year and be approved by the compensation committee.

▪	Achieving the profit target will entitle each of the Deputy Chairman of the Boardand the CEO to a bonus of ~~0.25%-0.5%~~3% of the profit target.

▪
Furthermore, if the actual profit is higher than the profit target, each of the Deputy Chairman of the Board and the CEO will be entitled to an additional bonus of ~~0.5%-~~1% of the difference between the actual profit and the profit target.

▪
The Deputy Chairman of the Board and ~~The~~ the  CEO will not be paid a measurable bonus in any case of the actual profit being lower than NIS  ~~18~~ 10 million. Notwithstanding, for the first fiscal year, each of the Deputy Chairman of the Board and the CEO will not be paid a measurable bonus if the actual profitof the Company is being lower than NIS 5 million

9.1.8	Bonus payment deferral:

If the measurable bonus is higher than  ~~6.5~~12 salaries/management fees, then the bonus in excess of ~~6.5~~12 salaries/management fees will be deferred and paid after issuance of the financial statements for the following year. The aforesaid excess bonus will be paid according to the following calculation:

▪
The bonus for the previous year will be recalculated, and the profit from the previous year will be reduced only by a negative difference in respect of the following year. A negative difference exists when 60% of the target profit in the following year or NIS  ~~18~~ 10 million (or NIS 5 million for the first year, as may be the case) (whichever higher), is higher than the actual profit in the following year, and it is equal to the difference between them. This calculation will provide an  updated result of the previous year’s profit and the  number of bonus salaries/management fees for the previous year will be recalculated on its basis (hereinafter: “updated previous year bonus”).

▪
If the number of bonus salaries/management fees in the updated bonus calculation for the previous year is still higher than the number of salaries/management fees calculated for the Deputy Chairman of the Board and the CEO in the previous year, each of the Deputy Chairman of the Board and the CEO will be paid the excess amount. If the updated previous year bonus is lower than the number of salaries/management fees calculated for each of the DeputyChairman of the Board and the CEO in the previous year, each of the DeputyChairman of the Board and the CEO will not be paid the excess amount.

Measurable bonus for the Deputy CEO, CFO and other officers

9.1.9
The measurable bonus for the Deputy CEO, CFO and other officers shall not exceed 4 monthly salaries, as defined in footnote 2.; With regards to other officers, their measurable bonus will not exceed~~and~~ 2 monthly salaries~~, respectively~~ as stated.

9.1.10	The bonus mechanism:

▪
An operating profit target before bonuses and  operating financing expenses will be determined at the beginning of each year (hereinafter: “the profit target”). The profit target will be determined at the beginning of each year and be approved by the compensation committee.

~~The manner of calculating and setting The the profit target for these officers will be the same as the manner of calculating the  profit target for the CEO, with the bonus being calculated according to the achieved rate of the profit target.~~

▪	Achieving the profit target will entitle the Deputy CEO, CFO and other officers to a bonus of up to 0.15% and 0.1%, respectively, of the profit target.

▪
Furthermore, if the actual profit is higher than the profit target, the Deputy CEO, CFO and other officers will be entitled to an additional bonus of 0.4% and 0.2%, respectively, of the difference between the actual profit and the profit target.

▪	The Deputy CEO and CFO~~se officers~~ will not be paid a measurable bonus in any case of the actual profit being lower than NIS ~~18~~10 million.

The other officers will not receive a measurable bonus in the event that the actual profit is lower than NIS 18 million.

9.1.11	Commissions

In addition to the measureable bonus, the Company will be permitted to pay trade and sales officers a sales commission and other commissions according to a graded commission program that will be defined at the beginning of each year. The commissions will be based on sales volumes and/or a similar quantitative measure. The amount of the annual commissions to these officers shall not exceed 6 monthly salaries.

Bonus for discretionary component

9.1.12
Deputy Chairman of the Board, ~~The~~ CEO, Deputy CEO, CFO and other officers will be entitled to an annual bonus that will be determined by the compensation committee, while taking into consideration the officer’s performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect of this component will include, inter alia:

▪	The person in charge’s evaluation of the personal contribution of the officer to the Company’s performance, achieving its objectives, maximizing its profits and its success.

▪	The person in charge’s evaluation of the quality of the officer’s performance.

▪	A material change in the duties of the officer.

▪	The Company’s need for retaining officers having special skills, knowledge or expertise.

▪	Compliance with internal procedures, legal and/or regulatory objectives.

▪	The officer’s level of responsibility.

The qualitative evaluation will be performed by the person in charge of the officer. The qualitative evaluation of the CEO will be performed by the Company’s Board of Directors and/or compensation committee.

9.13
The bonus in respect of his component shall not exceed ~~2~~ 6 monthly salaries/management fees for each of the Deputy Chairman of the Board and the CEO; and one monthly salary for the Deputy CEO, CFO and other officers.

Other bonus related terms

9.1.14
Subject to that mentioned in agreements that exist on the date of approving this policy, after receiving the compensation committee’s recommendation, the Company’s Board of Directors has the authority to reduce the variable compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

9.1.15
The compensation committee and Board of Directors are permitted to approve a proportionate bonus when employment is terminated during the year, insofar as the officer was not dismissed under circumstances justifying the non-payment of severance pay.

Payback of compensation granted on the basis of incorrect financial information (clawback)

9.1.16
An officer will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements over a three year period following the date of approving the bonus. It is clarified that restatement following a change in accounting policy or first time adoption of an accounting policy shall not result in the Company demanding from the officer to return amounts that were paid.

9.1.17
The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the officer and the amount that would have been received according to the amended data restated in the Company’s financial statements.

9.2	Share-based payment

9.2.1	A share-based payment strengthens the correlation between the officer’s compensation and the maximizing of value for the Company’s shareholders.

9.2.2
The Company reserves the right to grant to the officers restricted shares, options to ordinary shares and any other type of share-based payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.

9.2.3
If the Company should grant share-based compensation to an officer of the Company, the annual benefit in respect of this compensation will be subject to the ceilings described hereunder (for this purpose the annual benefit will not be defined according to accounting standards but will be the result obtained from dividing the economic value of the share-based compensation on its grant date by the number of years required for the share-based compensation to fully vest3):

-
The Company’s Chairman of the Board and President: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 50% of the annual management fees of each one of these officers.

-
The Deputy Chairman of the Board and ~~The~~ the CEO: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 40% of the annual salary cost/management fees of each one of these officers.

-
The Deputy CEO, CFO and other officers: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 20% of the annual salary cost of each one of these officers.

9.2.4
A period of at least 3 years from the grant date will be required until the full vesting of the equity compensation granted to an officer, and the exercise period of the first portion will be no less than one year. In addition, the Company will be permitted to adopt a policy of annual grants with each portion vesting after two years.

9.2.5
The officer’s eligibility to share-based compensation upon termination of the work relations will be in accordance with the definitions of the share-based compensation plans that were or will be adopted by the Company, with reference to the  terms for such plans as they are accepted in the market.

10.	Ratio between the Fixed Compensation Components and the Variable Components

10.1	The Company’s Chairman of the Board, ~~and~~ President, Deputy Chairman of the Boardand CEO
The ratio between the variable components and the fixed component shall not exceed 250%.

~~10.2~~	~~The Company’s CEO~~
~~The ratio between the variable components and the fixed component shall not exceed 100%.~~

10.~~3~~2	The Deputy CEO, CFO and other officers
The ratio between the variable components and the fixed component shall not exceed 50% for the Deputy CEO and 45% for the other officers (for the other officers involved in trade and sales this ratio shall not exceed 80%).

3 Without taking into consideration the accounting reduction for anticipated turnover rates.

11.	Directors’ Remuneration ~~(Other than the Company’s Chairman of the Board and President)~~

The Company may reward the Members of the Board with an annual salary and participation fees, which shall not exceed the “maximum amount" as set forth in the Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760 – 2000 (the "Compensation Regulations") and in accordance with the degree of equity of the Company as defined in the Compensation Regulations (as amended from time to time), provided that regarding the directors who are controlling shareholders of the Company or their relatives, their annual compensation and participation do not exceed the minimum amount paid to a Director of the Company.

~~11.1~~
~~The remuneration of the Company’s external directors and independent directors will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) –2000 (hereinafter: “the Remuneration Regulations”), and will include an annual remuneration, remuneration for participation in meetings of the Board of Directors and/or its committees, and any other benefit (including reimbursement of expenses) that is granted to directors by law.~~

~~11.2~~
~~The annual remuneration and participation remuneration shall not exceed the maximum amounts provided in the Remuneration Regulations, according to the Company’s level. With regard to an expert external director who meets the criteria provided in the Remuneration Regulations, the maximum amounts will be higher, all as provided in the Remuneration Regulations.~~

~~11.3~~
~~For remote participation in meetings of the Board of Directors and/or its committees by electronic means (conference calls, conference video calls, etc.) and for participation in board decisions without actually meeting, the directors will be paid a partial amount according to that provided in the Remuneration Regulations.~~

12.	Release, Indemnification and Insurance of Officers

12.1
Insurance of directors and officers
The directors and officers will be covered by a directors and officers liability insurance policy that will be acquired by the Company according to the provisions of the law from time to time. The amount of the maximum insurance coverage shall not exceed US$ 15 million. The annual insurance fee shall not exceed US$ 100 thousand.

12.2
Release and indemnification letters to directors and officers
The Company may provide release and indemnification letters to the directors and officers according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to the officers shall not exceed a percentage of the Company’s equity as specified in the Company’s articles (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Joseph Williger and Pavel Buber, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on January 13, 2016 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

January 13, 2016

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	To approve certain terms of the termination agreement for the management services agreements between companies controlled by Messrs. Zwi Williger and Joseph Williger and the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 1?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

2.	To approve an exemption and indemnification letter for Mr. Gregory Gurtovoy for a three-year period commencing July 28, 2015.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 2?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

3.	To approve exemption and indemnification letters for (i) Mr. Oleksander Avdyeyev, commencing July 28, 2015; and (ii) Mr. Ilan Admon, commencing September 8, 2015.

FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	To approve the grant of a retirement bonus to Mr. Gil Hochboim, former CEO and CFO of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 4 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

5.	To approve the terms of office and employment of the Company's interim Chief Executive Officer, Mr. Ilan Admon.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 5 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

6.	To approve amendments to the Compensation Policy for Company Officers and to extend the policy for a term of three years from approval by this Meeting.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 6 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

7.	To approve the terms of office and employment of the Company's incoming Chief Executive Officer, Mr. Iram Greiver.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 7 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

8.	To approve the terms of service of Mr. Ilan Admon, the incoming Deputy Chairman of the Board of Directors of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.